Rebuttals to Selected Points from Ashland Global Presentation
Ashland wants to distract investors by trying to make this election about "Cruiser" – but it has always been about making Ashland better with the Cruiser Capital Stockholder Nominees on the Board.
We believe that in the process of trying to avoid engaging in productive discussions and promoting misleading statements Ashland has violated many basic tenets of good corporate governance.
Ashland has published incorrect information about the public company board experience of our Stockholder Nominees – we believe to diminish the Stockholder Nominees' accomplishments.
Ashland does not comment on why if its Governance and Nominating Committee did a "robust" and "thorough" job it has now effectively dismantled that Committee by removing Cummins and Ward, and replacing Perry with Rohr).
➢
Ashland's mischaracterizations of the experience of our Stockholder Nominees evidences the point that the Company conducted a merely perfunctory and "NON-ROBUST" review process of the Stockholder Nominees.

➢
The fact that a director was on the board of a company that is no longer public (due to an acquisition, for example) does not negate that individual's board experience. Furthermore, Ashland is disingenuous to try to dismiss service on the Board of A. Schulman, which is a company Ashland has included in its Compensation Peer Group in its proxy statement.

➢	Allen Spizzo has served on three public company boards (not two as Ashland portrays)
o	Director of Ferro Corp Compensation Committee Chair, Audit Committee member (NYSE: FOE): 2016 – Present
o	Former director of A. Schulman (SHLM): 2017 – 2018
o	Former director of OM Group (OMG): 2015

➢	Carol Eicher has served on two public company boards (not one as Ashland portrays)
o	Director and Governance Committee Chair at Tennant (NYSE: TNC): 2008 – Present
o	Former director of A. Schulman (SHLM): 2017 – 2018

➢
Contrary to Ashland's comment, Dr. Bill Joyce currently serves on the board of managers that supervises the management of Hexion Inc., a public company, and has previously served on 10 public company boards. Yet Ashland excludes him from their calculation. More Importantly, Dr. Joyce is certainly eligible to be elected by stockholders to the Company's Board of Directors.

o	Director and Committee Chair of Board of Managers overseeing Hexion Inc., an SEC filer: 2010 – Present
o	Former director of CVS Caremark Corporation (NYSE: CVS): 1994 – 2011
o	Former director of El Paso Corp. (EP): 2004 – 2009
o	Chairman of Nalco Holding Co. (NLC): 2003 – 2007

o	Board member of Celanese Corp. (NYSE: CE): 2004 – 2006
o	Chairman of Hercules Inc. (HPC): 2001 – 2003
o	Chairman of Union Carbide Corp. (UK): 1996 – 2001
o	Board member of Reynolds Metals Co.: 1995 – 2000
o	Board member of Melville Corp. 1994 – 1996
o	The Dow Chemical Company where he was the Vice-Chairman and a Director: 2001
Ashland's arguments about the executive leadership experience of our Stockholder Nominees are perplexing in light of the qualifications and backgrounds of Ashland's current directors
➢	Ashland says that the Stockholder Nominees lack recent executive experience yet 3 of the Stockholder Nominees have been CEO's of Chemical companies.
➢	In contrast, 50% of Ashland's "independent" directors have never been a CEO of a publicly-traded company of any sort.
o
Ashland incorrectly states that Bill Joyce is ineligible for the Board. This is not true – he is eligible to be nominated by Stockholders. Additionally, focusing on Dr. Joyce's age seems to discriminatorily dismiss his experience, accomplishments and indisputable qualifications.

o
While alleging the lack of recent public company experience as a purported disqualification, we note also that Ashland Director Brendan Cummins hasn't held an executive role at a publicly-traded company since 2009.

o	Ashland Director William Dempsey also hasn't held an executive role at a publicly-traded company since 2007.
o
Notably, in removing Cummins as Chair of the Governance and Nominating Committee, the Company has expressed no confidence in his ability to adequately run that committee.  Has he violated his duties or failed to do his job?

➢	In contrast, three of the Stockholder Nominees have been CEOs of chemical companies and all four have held C-Suite roles.
o	Bill Joyce was CEO of three public chemical companies:
▪	Union Carbide (purchased by Dow Chemical (NYSE: DWDP)): 1995 – 2001
▪	Hercules (ultimately purchased by Ashland (NYSE: ASH), and now a key component of ASI): 2001 – 2003
▪	Nalco (purchased by Ecolab (NYSE: ECL)): 2003 – 2007
o	Carol Eicher was President and CEO at Innocor, Inc.: 2014 – 2017
o	Pat Gottschalk was CEO of Union Carbide: 2007 – 2012
o	Allen Spizzo was CFO of Hercules (HPC): 2004 – 2008
Ashland criticizes Cruiser for having not offered "any constructive ideas" – this is a strawman argument.
➢	To enhance value at Ashland Cruiser has nominated director candidates who are independent of our firm – to represent the interests of all stockholders.
➢
In addition to putting Jerome Peribere on the Ashland Board, Cruiser has repeatedly requested that Ashland Management constructively engage with knowledgeable Stockholders Joyce and Spizzo to hear their new ideas – even before they were nominated to the Board.

➢	To date there has been no genuine engagement.

➢
We note that on December 21, following a perfunctory phone call with Dr. Joyce and Spizzo, Bill Wulfsohn offered to meet "sometime in early January" – on December 22 Mr. Spizzo responded that they were open to a meeting and would like to discuss the Board situation first. As of 25 days later Mr. Wulfsohn has not responded to Mr. Spizzo.

Ashland cites its number of meetings and calls with Cruiser in 2017 and 2018. We would note that the vast majority of those calls were to ask Ashland to meet with our Stockholder Nominees to hear their actionable ideas on how to elevate Ashland. In 2017, at another face to face meeting Bill Wulfsohn – after publicly thanking Cruiser for its help in recruiting Mr. Peribere – committed to Cruiser that it could present to the Ashland Board. That offer was subsequently withdrawn three months later.
We have stated repeatedly that our Stockholder Nominees believe that operations at Ashland can be materially improved without necessarily firing people.  And absent from the Company presentation is any attempt to acknowledge or address Ashland's operational and governance problems, as discussed in our prior filings.
Please see additional commentary to the attached slides to further specific rebuttals and inaccuracies in the Ashland deck.
***
About Cruiser Capital Advisors
Cruiser Capital Advisors, LLC is an investment management firm that concentrates its investments in companies it believes trade at public market values substantially different from intrinsic value. Cruiser often utilizes a constructivist approach to collaborate with management teams to help drive stockholder value. Cruiser may be contacted at Info@Cruisercap.com.

Publicly Available Information
The financial and performance information provided in the press release and letter is based on publicly available data and information reported by Ashland. Cruiser does not warrant the data and information reported by Ashland. Cruiser cannot and does not guarantee the accuracy, validity, timeliness or completeness of any data or information or data reported by Ashland. None of the information contained in the press release and letter constitutes a recommendation, solicitation or offer to buy or sell any securities of Ashland.

Important Information
On January 7, 2019, Cruiser Capital Master Fund LP filed with the Securities and Exchange Commission (the "SEC") a definitive proxy statement on Schedule 14A (the "proxy statement") and WHITE proxy card in connection with the 2019 Annual Meeting of Stockholders of Ashland Global Holdings Inc. (the "Company").  Cruiser Capital Master Fund LP has nominated four individuals as nominees to the Company's board of directors and is soliciting votes for the election of those individuals as members of the Company's board of directors. The individuals that have been nominated are Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher (the "Nominees").  Stockholders are urged to read the definitive proxy statement and WHITE proxy card because they contain important information about the Nominees, the Company and related matters.  Stockholders may obtain a free copy of the definitive proxy statement and WHITE proxy card and other documents filed with the SEC by Cruiser Capital Master Fund LP and its affiliates (the "Cruiser Capital Parties") at the SEC's web site at www.sec.gov. The definitive proxy statement and other related SEC documents filed with the SEC by the Cruiser Capital Parties may also be obtained free of charge from the Cruiser Capital Parties, upon request.

Participants in Solicitation
The following persons may be deemed to be participants in the planned solicitation from the Company's stockholders of proxies in favor of the Nominees (the "Participants"): Cruiser Capital Advisors, LLC, Keith M. Rosenbloom, Cruiser Capital Master Fund LP, Metamorphosis IV LLC, Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher. The Participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. Information regarding the Participants and their interests may be found in the proxy statement, as filed with the SEC on January 7, 2019 and incorporated herein by reference.